Exhibit 21.1

Listing of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation

IntelliAgent, LLC	Texas

Fathom Realty, LLC	Texas

Fathom Realty Holdings LLC	Texas

Verus Title Inc.	Delaware